June 14, 2019

Via EDGAR

William Schroeder
Michael Volley
Securities and Exchange Commission
Washington, D.C.  20549

RE:  Investors Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 1, 2019
File No.  001-36441

Dear Messrs. Schroeder and Volley:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated June 4, 2019 concerning the above referenced filings of Investors Bancorp, Inc. (the “Company”).

Set forth below are the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments (in bold):

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 6.  Selected Financial Data, page 45

1.  We note your presentation of “Return on assets-Adjusted”, “Return on equity-Adjusted”, “Efficiency ratio-Adjusted”, “Tangible equity to tangible assets” and “Tangible book value per common share” on page 45. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you provide non-GAAP financial measures in future filings, please disclose the  information required in Item 10(e) of Regulation S-K.

Response:  To the extent the Company provides non-GAAP financial measures in future filings it will include the information required by Item 10(e) of Regulation S-K.

Note 12.  Commitment and Contingencies – Financial Transactions with Off-Balance Sheet Risk and Concentrations of Credit Risk, Page 107
2.  Please revise this section and MD&A as appropriate in future filings to quantify the amount of loans at each period end presented that cause a concentration of credit risk (e.g. interest-only, no income verification loans, etc.) and to clearly describe the terms of the loans that causes the concentration. Refer to ASC 825-10-50-20 for guidance. Additionally, revise MD&A to discuss material trends in these loans and the impact on credit risk. In your response please provide a draft of your disclosure for the periods presented in the current Form 10-K.

Response:

The Company will revise its Commitments and Contingencies Note and Management’s Discussion and Analysis disclosure in future filings to quantify the amount of loans at each period end presented that cause a concentration of credit risk and to clearly describe the terms of the loans that causes the concentration.  Additionally, the Company’s future filings will address material trends in these loans and the impact on credit risk.

Attached is the Company’s proposed disclosure for future filings to address the Staff’s comment (the text is marked to show the proposed disclosures).

* * *
We trust the information set forth in this letter is responsive to the Staff’s comments.  If you have any questions or need additional information, please call me at (973) 924-5100.

Sincerely,

/s/ Sean Burke
Sean Burke
Executive Vice President and
Chief Financial Officer

Enclosures

cc:  Kevin Cummings, Chief Executive Officer– Investors Bancorp, Inc.
John Gorman, Esq.
Marc Levy, Esq.

Commitment Footnote- Annual Disclosure Only

Our portfolio contains interest-only residential mortgage loans. At December 31, 2018 and 2017, interest-only residential and consumer loans totaled $43.7 million and $77.8 million. From time to time and for competitive purposes, we originate interest-only commercial real estate and multi-family loans. As of December 31, 2018 and 2017 these loans totaled $1.2 billion and $1.3 billion, respectively.  As part of its underwriting, these loans are evaluated as fully amortizing for risk classification purposes, with the interest only period ranging from one to ten years.  In addition, the Company evaluates its policy limits on a regular basis.  We believe these criteria adequately control the potential exposure to such risks and that adequate provisions for loan losses are provided for all known and inherent risks.

MD&A Disclosure –Quarterly and Annual Disclosure

Asset Quality. One of the Bank’s key operating objectives has been, and continues to be, maintaining a high level of asset quality. The Bank maintains sound credit standards for new loan originations and purchases. We do not originate or purchase sub-prime loans, negative amortization loans or option ARM loans. Our portfolio contains interest-only and no income verification residential mortgage loans. At December 31, 2018, interest-only residential and consumer loans totaled $43.7 million, which represented less than 1% of the residential and consumer portfolio.  We no longer originate residential mortgage loans without verifying income.  At December 31, 2018 these loans totaled $172.4 million.  From time to time and for competitive purposes, we originate interest-only commercial real estate and multi-family loans. As of December 31, 2018, these loans totaled $1.2 billion. As part of its underwriting, these loans are evaluated as fully amortizing for risk classification purposes, with the interest only period ranging from one to ten years.  In addition, the Company evaluates its policy limits on a regular basis.  We believe these criteria adequately control the potential risks of such loans and that adequate provisions for loan losses are provided for all known and inherent risks.